Mail Stop 4561
      November 30, 2005

Mr. William H. Schafer
Sr. Vice President and Chief Financial Officer
Developers Diversified Realty Corp.
3300 Enterprise Parkway
Beachwood, OH 44122

	Re:	Developers Diversified Realty Corp.
		Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Quarterly Period Ended March 31, 2005 Form 10-Q for the Quarterly Period Ended June 30, 2005 File No. 1-11690

Dear Mr. Schafer:

      We have reviewed your filings and have the following comment.
We have limited our review to only the issue addressed below and will make no further review of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Item 2 Properties - Tenant Lease Expirations and Renewals, page 17

1. We reissue our previous comment by a letter sent on July 28, 2004.
We refer to the table on page 17. It appears that you have combined wholly owned (consolidated) tenant lease information with tenant leases held in joint ventures (equity method). Since you derive revenue from your wholly owned tenant leases differently than from your tenant leases held in a joint venture they should be presented separately. The information presented in future filings for joint venture tenant leases should only show your portion of the revenues. We note in your response letter dated August 6, 2004 that you stated that the Company will draft future filings accordingly. Please tell us why you did not change your presentation in accordance with our previous comment.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on Edgar.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Thomas Flinn, Staff Accountant, at (202)
551-
3469 or the undersigned at (202) 551-3498 if you have questions.
      			Sincerely,


      Linda Van Doorn
Senior Assistant Chief Accountant


Mr. William H. Schafer
Developers Diversified Realty Corp.
November 30, 2005
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